Exhibit 99.1

Date: July 28, 2015	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SILVERCREST MINES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	August 17, 2015
Record Date for Voting (if applicable) :	August 17, 2015
Beneficial Ownership Determination Date :	August 17, 2015
Meeting Date :	September 25, 2015
Meeting Location (if available) :	TBD
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	828365106	CA8283651062

Sincerely,

Computershare
Agent for SILVERCREST MINES INC.